

04015109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
RECEIVED
MAR 0 1 2004
WASH. D.C.
155 SECTION

SEC FILE NUMBER

8- 44576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EMAX Securities LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

475 Fifth Avenue
                                    (No. and Street)

New York   New York   10017
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Audrey McGuire   (212) 824-1150
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun, Safris, McCann, Bekritsky, & Co. LLC
                  (Name – if individual, state last, first, middle name)

101 Eisenhower Parkway   Roseland   New Jersey   07068
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

, __Audrey McGuire__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Emax Securities LLC__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHANNA L. ALICEA
Notary Public, State of New York
No. 01AL6058398
Qualified in Bronx County
Commission Expires May 07, 20__

Notary Public

_____
Signature

__President__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EMAX SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

EMAX SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Business Advisors/Certified Public Accountants

26 East 64th Street	101 Eisenhower Parkway	621 NW 53rd St., Suite 240
New York, NY 10021	Roseland, New Jersey 07068	Boca Raton, FL 33487
(212) 840-7383	(973) 364-0400	(561) 995-1409
	Fax: (973) 364-8464	

INDEPENDENT AUDITORS' REPORT

To the Members
Emax Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Emax Securities, LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations, changes in members' capital and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 12, 2004

ASSETS

Cash and cash equivalents	$131,687
Due from affiliate	130,906
Prepaid expenses	5,998
Investment in limited liability company	13,838
Equipment and furniture, net of accumulated depreciation of $14,910	2,589
	$285,018

LIABILITIES AND MEMBERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	24,234
Employee loans	504
	24,738

Commitments and Contingencies

Members' Capital	260,280
	$285,018

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Income	
Advisory fees	$ 937,833
Interest income	830
Investment income	292
Administrative income	52,552
	991,507
Expenses	
Salaries and related costs	704,936
Office rent	43,200
Travel and entertainment	57,223
Telephone	10,109
Professional fees	40,494
Professional membership and regulatory fees	3,436
Office expenses	43,180
Insurance	22,095
Depreciation expense	2,194
	926,867
Income before provision for taxes	64,640
Provision for local income taxes	2,358
Net Income	$ 62,282

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2003

Members' Capital, January 1, 2003	$ 532,618
Net Income	62,282
Capital Distributions	(334,620)
Members' Capital, December 31, 2003	$ 260,280

The accompanying notes are an integral part of this financial statement.

EMAX SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
Increase (decrease) in cash and cash equivalents

Cash Flows From Operating Activities:	
Net income	$ 62,282
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,194
Due from affiliates	280,603
Prepaid expenses	(1,927)
Employee loans	2,699
Accounts payable and accrued expenses	(24,063)
Investment in partnership	(291)
Total adjustments	259,215
Net cash provided by operating activities	321,497
Cash Flows Used In Financing Activities:	
Capital distributions	(334,620)
Net decrease in cash	(13,123)
Cash and cash equivalents, beginning of period	144,810
Cash and cash equivalents, end of period	$ 131,687
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year ended for:	
Income tax	$ 8,235

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

Emax Securities, LLC (the "Company") was organized under the laws of the State of New York. The limited liability company agreement provides for the termination of the Company on June 1, 2027, unless the Company is sooner dissolved as specified in the agreement. The Company's membership in the National Association of Security Dealers ("NASD") became effective in December 1992, at which time the Company became eligible to transact business as a registered broker-dealer. Accordingly, the Company is subject to the operational and reporting requirements of the NASD and the Securities and Exchange Commission ("SEC").

b. Equipment and Furniture

Equipment and furniture are recorded at cost and are being depreciated over five and seven years, respectively, using the straight-line method.

c. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and money market funds.

d. Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

e. Income Taxes

No provision has been made for Federal and state income taxes as the income or loss of the Company is required to be included in the income tax returns of the members. Local income taxes are based on the Company's net income.

f. Investment in Limited Liability Company

The equity method of accounting is used to account for the 40% investment in a limited liability company. Under this method, the investment is increased by the company's earnings or investor's contributions and decreased by the company's losses or investee distributions during the period.

g. Revenue

The Company charges an administrative fee and advisory fee to an affiliate, Federal Asset Advisory Company, LLC, which represents 100% of the advisory income and administrative income.

2. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the provisions of the Securities and Exchange Commission uniform net capital rule (Rule 15(c) 3-1). The rule prohibits a broker-dealer from engaging in a security transaction at any time if aggregate indebtedness exceeds fifteen times its net capital; the Company must maintain a minimum net capital of not less than $50,000 in accordance with SEC Rule 15(c) 3-1, Paragraph (a)(1). Additionally, the Company must maintain one hundred and twenty percent (120%) of its minimum net capital requirement in accordance with SEC Rule 17a-11(c)(1). The Company's net capital at December 31, 2003 was $105,462, which exceeds the requirements of SEC Rule 15(c) 3-1 and SEC Rule 17a-11(c)(1) by $55,462 and $45,462, respectively.

3. RELATED PARTY TRANSACTIONS

The Company pays rent to an affiliate of the members on a month-to-month basis. Rent paid in 2003 was $43,200.

The Company charges an administrative fee and advisory fee to an affiliate, Federal Asset Advisory Company, LLC, which represents 100% of the advisory income and administrative income for 2003. At December 31, 2003, the balance due from Federal Asset Advisory Company, LLC was $130,906.

4. INVESTMENT IN LIMITED LIABILITY COMPANY

The Company holds a 40% membership interest in Federal Assets Advisory Company, LLC, which provides various advisory services for governmental and non-governmental clients in regard to the acquisition, restructure or disposition of assets.

A summary at December 31, 2003 of the assets, liabilities and members' capital of Federal Assets Advisory Company, LLC, under the accounting principles generally accepted in the United States of America is as follows:

Assets	
Cash	$ 62,184
Accounts receivable	165,068
Other current assets	27,548
Total assets	254,800
Liabilities	
Accounts payable	220,204
Total capital	$ 34,596

4. **INVESTMENT IN LIMITED LIABILITY COMPANY (Continued)**

A summary of the December 31, 2003 revenues and expenses of Federal Assets Advisory Company, LLC, under accounting principles generally accepted in the United States of America is as follows:

Revenues - advisory fees	$1,217,710
Expenses	1,216,981
Net Income	$ 729

See Note 3 for transactions the Company had with Federal Asset Advisory Company, LLC.

5. **PENSION PLAN**

The Company participates in a SEP retirement plan. The plan covers all employees. The Company contributed approximately 3% of employee 2003 compensation. Pension expense amounted to $17,734 for 2003.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Business Advisors/Certified Public Accountants

26 East 64th Street	101 Eisenhower Parkway	621 NW 53rd St., Suite 240
New York, NY 10021	Roseland, New Jersey 07068	Boca Raton, FL 33487
(212) 840-7383	(973) 364-0400	(561) 995-1409
	Fax: (973) 364-8464	

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members
Emax Securities, LLC
New York, New York

Our report on our audit of the basic financial statements of Emax Securities, LLC for the year ended December 31, 2003 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 12, 2004

EMAX SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15(c) 3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Total aggregate indebtedness	$ 24,738
Total members' capital qualified for net capital	$ 260,280
Deduction or charges	
Nonallowable assets	153,331
Net capital before haircuts	106,949
Haircuts	
Money market	(1,487)
Net Capital	$ 105,462
Capital requirements	
6.67% of aggregate indebtedness	$ 1,650
Excess net capital	103,812
Net capital as above	$ 105,462
Ratio of aggregate indebtedness to net capital	.23 to 1.0

See Independent Auditors' Report on Supplementary Information.

EMAX SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE
WITH RULE 15(c) 3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Total members' capital qualified for net capital	$ 260,280
Deduction or charges	
Nonallowance assets	153,331
Net capital before haircuts	106,949
Haircuts	
Money market	(1,487)
Net Capital	$ 105,462
Capital requirements	
Minimum capital requirements	$ 50,000
Excess net capital	55,462
Net capital as above	$ 105,462

Reconciliation with Company's computation (included in Part II of Form 17-A-5 as of December 31, 2002)

Net capital as reported in Company's Part II unaudited	
Focus Report	126,113
Net Audit Adjustments	(20,651)
Net capital as above	$ 105,462

See Independent Auditors' Report on Supplementary Information.

Inasmuch as the Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody of customer funds, the following statements and computations are not applicable at December 31, 2003 and for the period then ended and, accordingly, are not included herein:

a.   Computation for determination of reserve requirements under S.E.C. Rule 15(c)3-3.

b.   Information for possession or control requirements under S.E.C. Rule 15(c)3-3.

See Independent Auditors' Report on Supplementary Information.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

26 East 64th Street	101 Eisenhower Parkway	621 NW 53rd St., Suite 240
New York, NY 10021	Roseland, New Jersey 07068	Boca Raton, FL 33487
(212) 840-7383	(973) 364-0400	(561) 995-1409
	Fax: (973) 364-8464	

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Members
Emax Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Emax Securities, LLC (The "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we have considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15(c)3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.
Business Advisors/Certified Public Accountants

Roseland, New Jersey
February 12, 2004